UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the business combination had occurred (i) at January 1, 2008 for the pro forma condensed combined statement of operations and (ii) at December 31, 2008 for the pro forma condensed combined balance sheet.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only.  The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the business combination been consummated as of December 31, 2008, or the unaudited pro forma condensed combined statement of operations as being indicative of the historical financial results of operations that would have been achieved had the business combination been consummated on January 1, 2008.

We are providing the following information to aid you in your analysis of the financial aspects of the business combination.  We derived the historical financial information of AutoChina Group, Inc. (“ACG”) from the audited consolidated financial statements of ACG for the year ended December 31, 2008 and the notes thereto included elsewhere in this document.  We derived the historical financial information of AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (“AutoChina”) from the audited financial statements of AutoChina for the year ended December 31, 2008 and the notes thereto included elsewhere in this document.  This information should be read together with AutoChina’s and ACG’s audited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for AutoChina and ACG, and other financial information included elsewhere in this document.

The business combination will be accounted for as a reverse acquisition since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the business combination will have effective control of AutoChina through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three of the board members being independent of both AutoChina and ACG, and (3) being named to all of the senior executive positions.  For accounting purposes, ACG will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by AutoChina for the stock of ACG). Accordingly, the combined assets, liabilities and results of operations of ACG will become the historical financial statements of AutoChina at the closing of the transaction, and AutoChina’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with ACG beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  All direct costs of the transaction are being charged to operations as incurred.

Actual results could differ from the pro forma information presented and depend on several variables, including, pursuant to an earn-out provision in the share exchange agreement, the issuance to ACG’s prior shareholders of between 5% and 20% of the number of ordinary shares of the Company’s outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the share exchange agreement) in each of the five fiscal years ending December 31, 2009 through December 31, 2013.  Upon issuance, such shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

In order to ensure that the business combination was approved by the shareholders, AutoChina, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of AutoChina from shareholders who had indicated their intention to vote against the business combination and seek redemption of their shares for cash.  These agreements reflected immediate or short-term cash commitments as summarized below, which were in excess of the amount in AutoChina’s trust account at December 31, 2008 ($40,855,363) and at the closing of the business combination.

Purchase of shares	$24,217,506
Payment of deferred underwriting and advisory fees -
Cash	1,200,000
Short-term note payable	429,000
Short-term put and call agreements -
Fully funded	4,986,696
Partially funded	1,114,629
Unfunded	2,541,500
Redemption of shares	8,181,741
Repurchase of warrants	1,026,425
Legal fees and other	410,124
Total	$44,107,621

Such transactions resulted in substantially all of AutoChina’s trust fund being expended at the closing, which resulted in ACG not receiving any significant working capital from the trust account to fund its post-transaction business operations.  The lack of trust funds available to fund ACG’s business operations could have a material adverse effect on ACG’s future operations and business prospects.

A substantial portion of the funds held in AutoChina’s trust account were used to purchase ordinary shares of AutoChina from holders who would have otherwise voted against the business combination.  However, AutoChina does not believe that holders of its public stock who purchased such shares in its February 2008 initial public offering have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering, since most of such holders participated in the various transactions summarized above at the closing.

AUTOCHINA INTERNATIONAL LIMITED (FORMERLY SPRING CREEK ACQUISITION CORP.)
AND AUTOCHINA GROUP INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2008
(In thousands of U.S. Dollars, except per share amounts, and U.S. GAAP, unless otherwise noted)

							Pro Forma
							Combined
							Companies
	AutoChina	AutoChina	Pro Forma				(With Actual
	International	Group	Adjustments and Eliminations				Stock
	Limited	Inc.	Debit		Credit		Redemption)

Net sales	$-	$440,585					$440,585

Cost of sales	-	414,672					414,672

Gross profit	-	25,913					25,913

Operating expenses
Selling and marketing	-	6,692					6,692
General and administrative	328	7,506	1,452	(2)	328	(1)	9,168
			210	(3)
Other income, net	-	(836)					(836)
Total operating expenses	328	13,362					15,024

Income (loss) from operations	(328)	12,551					10,889

Other income (expense)
Interest income	734	2,799	734	(1)			2,799
Interest expense	-	(2,805)					(2,805)
Accretion of share repurchase obligations			664	(5)			(664)
Equity in loss of unconsolidated subsidiaries	-	(40)					(40)
Acquisition-related costs	(492)	-	898	(6)	1,390	(1)	-
Minority interests	-	(1,309)					(1,309)

Income (loss) before income taxes	(86)	11,196					8,870

Income tax provision	-	3,009			447	(4)	2,562

Income (loss) from continuing operations	(86)	8,187					6,308

Loss from discontinued operations, net of taxes	-	(144)					(144)

Income (loss) before allocation of trust account interest	(86)	8,043					6,164

Allocation of trust account interest relating to ordinary shares subject to possible redemption	(59)	-			59	(1)	-

Net income (loss) available to ordinary stockholders	$(145)	$8,043					$6,164

Net income per common share -
Basic							$0.63
Diluted							$0.53

Weighted average number of common shares outstanding (Note B) -
Basic							9,711,930
Diluted							11,565,253

AUTOCHINA INTERNATIONAL LIMITED (FORMERLY SPRING CREEK ACQUISITION CORP.)
AND AUTOCHINA GROUP INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2008
(In thousands of U.S. Dollars, except per share amounts, and U.S. GAAP, unless otherwise noted)

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To eliminate historical operations of the accounting acquiree (a non-operating public shell) as the transaction is being accounted for as a reverse acquisition.
(2)	To provide for estimated incremental expenses of the parent public company based upon contracts, engagement letters, actual invoices and/or currently updated fee estimates as follows:
Public company legal fees	$250
Sarbanes-Oxley implementation, documentation and testing	200
Financial audit /review fees	220
Directors fees and expenses	250
Directors and officers liability insurance	100
Listing fees	27
Printing	30
Public and investor relations	150
Transfer agent fees	120
Travel	100
Other	5
Total estimated annual incremental public company expenses	$1,452
(3)	To provide for the estimated annual incremental cost of post-merger compensation agreements.
(4)	To provide for the income tax benefit resulting from incremental post-merger compensation and public company costs, at AutoChina's marginal income tax rate for the period presented.
(5)	To accrete share repurchase obligation over the obligation period to the amount of the liability.
(6)	To record additional acquisition-related costs of the accounting acquiree (see pro forma balance sheet entries (6) and (11)).

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the business combination have been outstanding for the entire period.  Shares redeemed, repurchased, under obligations to be repurchased, and shares surrendered and cancelled have been excluded from the calculation of earnings per share for the entire period. The impact of warrants repurchased prior to the closing of the business combination on the calculation of common stock equivalents have been retroactively adjusted to eliminate their effect for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma	Share
	Balance	with Actual
	Sheet	Stock
	Entry No.	Redemption
Actual number of common shares outstanding		6,468,750
Pro forma share adjustments
Shares issued to selling shareholders in share exchange transaction	(5)	8,606,250
Surrender and cancellation of founders shares	(12)	(263,436)
Shares repurchased by AutoChina	(10)	(3,053,910)
Shares subject to repurchase obligations	(14)	(1,004,790)
Shares redeemed by public shareholders	(9)	(1,040,934)
Pro forma weighted average number of common shares outstanding – Basic		9,711,930
Common stock equivalents:
Shares issuable from actual "in the money" warrants outstanding:
From Public Offering warrants, net of 1,522,892 warrants repurchased by AutoChina prior to the closing		3,652,108
From Private Placement warrants		1,430,000
Less number of shares available "on the market" pursuant to the treasury stock method		(3,228,785)
Number of "new" shares to be issued pursuant to the treasury stock method		1,853,323
Pro forma weighted average number of common shares outstanding – Diluted		11,565,253

(C)
AutoChina has not adjusted the 2008 pro forma financial statements for the impact of SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", as AutoChina did not adopt such accounting pronouncement until January 1, 2009.

AUTOCHINA INTERNATIONAL LIMITED (FORMERLY SPRING CREEK ACQUISITION CORP.)
AND AUTOCHINA GROUP INC.
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2008
(In thousands of U.S. Dollars, except per share amounts, and U.S. GAAP, unless otherwise noted)

							Pro Forma
							Combined
							Companies
	AutoChina	AutoChina	Pro Forma				(With Actual
	International	Group	Adjustments and Eliminations				Stock
	Limited	Inc.	Debit		Credit		Redemption)
Assets
Current assets:
Cash and cash equivalents	$77	$17,406	40,855	(1)	1,200	(2)	$18,188
					8,182	(9)
					24,218	(1)
					57	(11)
					928	(8)
					4,987	(13)
					578	(15)
Restricted cash	–	40,824					40,824
Restricted cash held in escrow			4,987	(13)			4,987
Funds held in trust	40,855	–			40,855	(1)	–
Accounts receivable	–	4,272					4,272
Inventories	–	37,463					37,463
Deposits for inventories	–	21,621					21,621
Prepaid expenses and other current assets	10	5,474					5,484
Due from unconsolidated subsidiary	–	529					529
Current maturities of net investment in sales-type leases	–	14,867					14,867
Deferred income tax assets	–	1,020					1,020
Total current assets	40,942	143,476					149,255
Investment in unconsolidated subsidiaries	–	229					229
Property, equipment and leasehold improvements, net	–	26,907					26,907
Net investment in sales-type leases, net of current maturities	–	8,492					8,492
Goodwill	–	941					941
Total assets	40,942	$180,045					$185,824
Liabilities
Current liabilities:
Floor plan notes payable - manufacturer affiliated	$–	$12,379					12,379
Notes payable	–	3,921					3,921
Trade notes payable	–	60,134					60,134
Note payable to EarlyBirdCapital	–	–			249	(2)	429
					180	(8)
Accounts payable	19	19,637					19,656
Other payables and accrued liabilities	–	5,189					5,189
Accrued acquisition costs	267	–	1,108	(8)	841	(6)	–
Share repurchase obligations	–	–			7,908	(14)	7,908
Due to affiliates	–	5,894					5,894
Customer deposits	–	3,224					3,224
Income tax payable	–	1,674					1,674
Deferred underwriting fees	1,449	–	1,449	(2)			–
Deferred interest on funds held in trust	59	–	59	(7)			–
Total current liabilities	1,794	112,052					120,408
Net deferred income tax liabilities	–	405					405
Total liabilities	1,794	112,457					120,813
Ordinary shares, subject to possible redemption	16,270	–	8,088	(4)			–
			8,182	(9)

AUTOCHINA INTERNATIONAL LIMITED (FORMERLY SPRING CREEK ACQUISITION CORP.)
AND AUTOCHINA GROUP INC.
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2008
(In thousands of U.S. Dollars, except per share amounts, and U.S. GAAP, unless otherwise noted)

							Pro Forma
							Combined
							Companies
	AutoChina	AutoChina	Pro Forma				(With Actual
	International	Group	Adjustments and Eliminations				Stock
	Limited	Inc.	Debit		Credit		Redemption)
Minority interests	–	6,950					6,950
Stockholders’ equity
Preferred shares, $0.001 par value	–	–
Ordinary shares, $0.001 par value	7	–	1	(9)	9	(5)	11
			0	(12)
			3	(10)
Additional paid-in capital	23,040	35,921	9	(5)	8,088	(4)	33,274
			24,215	(10)
			578	(15)	1	(9)
			7,908	(14)	0	(12)
			1,067	(3)
Statutory reserves	–	741					741
Retained earnings (deficit accumulated during the development stage)	(169)	17,791			59	(7)	17,850
			57	(11)	1,067	(3)
			841	(6)
Accumulated other comprehensive income	–	6,185					6,185
Total stockholders' equity	22,878	60,638					58,061
Total liabilities and stockholders' equity	$40,942	$180,045					$185,824

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To liquidate investments held in trust.
(2)
To record payment of deferred underwriting fees of $1,449 charged to additional paid-in capital at time of initial public offering but contingently payable until the consummation of a business combination, and investment advisors fee of $180 relating to the business combination, paid in the form of cash of $1,200 and a note payable of $429. The note payable is non-interest bearing and due no later than October 9, 2009.  Also placed into escrow as additional security were 446,250 ordinary shares held by the former sole shareholder of AutoChina Group Inc.

(3)	To eliminate historical retained earnings, as adjusted, of accounting acquiree.
(4)	To reclassify common stock subject to possible redemption relating to shares not redeemed to permanent equity (see also entry (9)).
(5)	To record issuance of Net Upfront Consideration Shares and Holdback Consideration Shares to the selling shareholders in the business combination, calculated as follows:.
Purchase Price	$68,850
Divided by Net Upfront Consideration Average Price	$8.00
Total Net Upfront Consideration Shares and Holdback Consideration Shares (see notes (B) and (C))	8,606,250
(6)
To accrue balance of estimated direct costs for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking fees	$180
Financial advisor fees	76
Legal fees	688
Fairness opinion fees	20
Accounting fees	165
Registration and listing costs	75
Printing costs	45
Roadshow, travel and other	84
Total estimated costs	1,333
Less costs incurred to-date	(492)
Balance to accrue	$841

Total estimated costs do not include contingent underwriting fees of $1,449 that are payable upon consummation of the business combination, as these costs were incurred in connection with AutoChina's IPO and have already been provided for on AutoChina's books.

(7)	To eliminate deferred interest on funds held in trust as a result of the drawdown of all permitted interest earned for working capital purposes.

AUTOCHINA INTERNATIONAL LIMITED (FORMERLY SPRING CREEK ACQUISITION CORP.)
AND AUTOCHINA GROUP INC.
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2008
(In thousands of U.S. Dollars, except per share amounts, and U.S. GAAP, unless otherwise noted)

(8)	To record payment of costs related to the business combination.
(9)	To record redemption of 1,040,934 ordinary shares issued in AutoChina's IPO, at December 31, 2008 redemption value of $7.86 per share, for an aggregate of $8,182 (see note (D)).
(10)	To record purchase and subsequent cancellation of 3,053,910 ordinary shares for $24,218.
(11)	To record payment of option fees relating to the Victory Park share repurchase obligation.
(12)
To record forfeiture and cancellation of 263,436 ordinary shares held by AutoChina International Limited founding stockholders as required in connection with the redemption of 1,040,934 ordinary shares subject to possible redemption (see entry (9)).

(13)
To record placement of funds into escrow, as required pursuant to AutoChina's share repurchase agreements. Also placed into escrow as additional security were 7,745,625 ordinary shares held by the former sole shareholder of AutoChina Group Inc.

(14)	To record liability to repurchase 1,004,790 ordinary shares.
(15)
To record repurchase of warrants occurring prior to the closing date of the business combination (April 9, 2009) to acquire 1,522,892 ordinary shares sold in AutoChina's IPO at an aggregate price of $578.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination and are factually supportable.
(B)
Concurrent with the closing, 10% of the shares to be issued at that time (see entry (5)), defined as Holdback Consideration Shares, shall be delivered into an escrow account and be subject to release to the selling shareholders in two equal installments upon the attainment of certain income thresholds in 2008 and 2009. See “Business—The Acquisition” elsewhere in this document.

(C)
The selling shareholders will be eligible to earn additional shares, based upon the achievement of certain income targets for the years 2008 through 2013. See “Business—The Acquisition” elsewhere in this document. Upon issuance, the shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse acquisition, and will be included in the calculations of earnings per share from such date.

(D)
On April 9, 2009, stockholders of AutoChina approved the business combination, with holders of 1,040,934 shares voting against the business combination.  Of the stockholders voting against the business combination, holders of 1,040,934 shares properly demanded redemption of their shares and were paid $8,182, or $7.86 per share.

(E)
AutoChina has not adjusted the 2008 pro forma financial statements for the impact of SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", as AutoChina did not adopt such accounting pronouncement until January 1, 2009.